82-2373

04 JAN 22 AM 7:21

Your ref
Our ref CMP-0014-01

ERG
GROUP

9 January 2004

04012312

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange yesterday:

- Announcement headed "Funding Approval for Yorcard Project".

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

dlw 1/23

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr090104.doc

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/01/2004

TIME: 13:50:41

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Funding Approval for Yorcard Project

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

08/01/2004 10:50

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Funding for Yorcard (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 106787 as follows:
Release Time: 08-Jan-2004 13:50:36
ASX Code: ERG
File Name: 106787.pdf
Your Announcement Title: Funding Approval for Yorcard Project

106787.pdf

DATE 8January 2004

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

Funding Approval for Yorcard Project

Mr Tony Shepherd, Chairman of the ERG Group, today announced that the UK Government has conditionally approved funding for the smart card based fare collection system across South and West Yorkshire known as "Yorcard".

ERG announced on 6 October 2003 that its associated company, Prepayment Cards Limited (PCL), had been selected as the preferred proponent for the Yorcard project, and at that stage a decision by the UK Government on funding was pending. The project is estimated to be worth £25 million (A$59 million) and is expected to rollout in 2005.

PCL is in the process of finalising contracts for the Yorcard project.

Mr Shepherd remains confident ERG will increase its shareholding in PCL from 47% to 55% before the finalisation of the Yorcard contracts. The remaining shareholding in PCL is held by Stagecoach Holdings PLC, First Group PLC and National Express Group PLC – the three largest transit operators in the UK. Accordingly, it is anticipated ERG will account for PCL on a consolidated basis.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group